September 5, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                             VIVUS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q Quarterly Period Ended June 30, 2012

Filed August 7, 2012

File No. 001-33389

Dear Mr. Rosenberg:

VIVUS, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarterly period ended June 30, 2012, which were furnished by your letter dated August 23, 2012 (the “Staff Letter”).  In response to the Staff’s comments, we reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company as the context may require.

Please note that the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 122

1.                                      Staff Comment — Please provide us proposed disclosure to be included in future periodic reports that disaggregates, preferably in a table, research and development expenses for each period presented by drug candidate/indication or project consistent with how you track costs internally given that you appear to have a relatively small number of drug candidates as discussed on page 11.

VIVUS Response — We propose adding disclosure substantially similar to the following in the management’s discussion and analysis of financial condition and results of operations under research and development of our next Annual Report on Form 10-K for the fiscal year ending December 31, 2012:

Research and development expense is comprised of the following (in thousands):

	Years Ended December 31,			% Change 2012 vs		% Change 2011 vs
Drug Indication/Description	2012	2011	2010	2011		2010
Stendra (avanafil) for ED	$ x,xxx	$9,467	$16,968	x	%	(44)%
Qsymia (phen/tpm) for obesity	x,xxx	5,762	14,854	x	%	(61)%
Other projects	x,xxx	1,414	851	x	%	66%
Stock-based compensation	x,xxx	1,917	1,204	x	%	59%
Overhead costs*	x,xxx	6,044	6,094	x	%	(1)%
Total research and development expense	$ x,xxx	$24,604	$39,971	x	%	(38)%

*Overhead costs include compensation and related expenses, consulting, legal and other professional services fees relating to research and development activities, which we do not allocate to specific projects.

Following the table, we would provide any additional information (e.g. descriptions and explanations) to enhance the reader’s understanding of the significant fluctuations for each line item listed above, as appropriate.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, Page 16

2.                                      Staff Comment — You disclose “These positive cash flows to our net operating loss were in turn offset by a $6.1 million increase in prepaid expenses and other assets” which merely repeats what is disclosed on the statement of cash flows.  Provide us proposed disclosure to be included in future periodic statements that explains why prepaid expenses and other assets increased by $6.1 million.

VIVUS Response — We propose using disclosure substantially similar to the following in our future periodic reports that explains why prepaid expenses and other assets increased by $6.1 million:

These positive cash flows to our net operating loss were in turn offset by a $6.1 million increase in prepaid expenses and other assets, which primarily was comprised of prepayments related to medical affairs activities for the anticipated approval of Stendra and Qsymia, and prepaid product commercialization costs for establishing sales and marketing infrastructure in anticipation of the commercial launch of Qsymia in the United States.

If you have any further questions or comments, please do not hesitate to contact me at (650) 934-5242.

Sincerely,

VIVUS, Inc.

/s/ Timothy E. Morris
Timothy E. Morris,
SVP Global Corporate Development
and Finance, Chief Financial Officer

cc:	Frank Wyman
Lisa Vanjoske
Securities and Exchange Commission
Leland Wilson
Lee Perry
John Slebir
VIVUS, Inc.
Jon Layman
Hogan Lovells US LLP